October 29, 2019

VIA EDGAR
Securities and Exchange Commission 100 F Street, NE Mail Stop 4720 Washington DC 20549 Attention: Ms. Ashley Vroman-Lee, Chad Eskildsen
Re: MacKenzie Realty Capital, Inc. (the “Company”)
Registration Statement on Form N-2 filed September 26, 2019
Pre-Effective Amendment No. 2
File No. 333-233646

To the Commission:
On September 6, 2019, the Company filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form N-2, as amended by Pre-Effective Amendment No. 1 filed September 9, 2019 (the “Registration Statement”).  On September 26, 2019, the Company filed Pre-Effective Amendment No. 2 to the Registration Statement for the purpose of updating the prospectus to include the audited financial statements within the Registration Statement.  The Company received oral comments from Ms. Ashley Vroman-Lee and Mr. Chad D. Eskildsen of the Staff of the Commission.  The Company has filed today Pre-Effective Amendment No. 3 to the Registration Statement (the “Amendment”), reflecting responses to the oral comments received and updating certain information relating to the Company.
Each oral comment has been included below for your reference and the Company’s response is presented below each comment.  Comments 1-15 were from Ms. Vroman-Lee and the remainder from Mr. Eskildsen.
1.	Comment:	Please explain how the Marketing Support Fee is different from the Portfolio Structuring Fee. What marketing fees are paid, directly or indirectly, with the Portfolio Structuring Fee?
Response: The Marketing Support Fee is a sales commission paid to selling broker-dealers pursuant to the Sales Agent Agreement.  The Portfolio Structuring Fee is a fee paid to the Company’s Adviser for composing the Company’s portfolio, including the identification, evaluation, and structuring of each portfolio acquisition.  The fee is paid upon the acceptance of new capital, because that is when the initial capital must be deployed.  No marketing expenses are paid directly or indirectly through this fee.  We understand there was some confusion about this based upon the fact that the Adviser chose to transfer some of the funds it received to MacKenzie Capital as a capital reallocation (MacKenzie and the Adviser are owned by the same 3 limited partners in exactly the same percentages and so transfers from one to the other are capital reallocations). The staff accountants used the “marketing reallocation” notation to record those capital reallocations because the portfolio structuring fee is paid after the marketing of shares for sale, but that bookkeeping entry does not change the substance of the reallocation transfer.  In some periods, the Adviser transferred a portion of the fee, in other cases all of it, depending upon the relative needs of Adviser and MacKenzie.  The Company is not a party to the capital reallocation between the Adviser and MacKenzie and has no desire or ability to dictate to the Adviser how the portfolio structuring fee is to be used by the Adviser, no more than it could control whether an owner of the Adviser used any net profits distributed to it to buy a new car.  However, in the future the Adviser will, if it chooses to transfer funds to MacKenzie, do so in a way that does not tie the entries to the portfolio structuring fee, because the Adviser does not want to create any misunderstanding about the nature of the services it provides.  Thus, the previous fee sharing agreement is no longer in effect.
2.	Comment:	Please provide more information on the Marketing Support Fee. Who pays this fee? Why is it listed as a stockholder transaction expense in the fee table if it is paid by the Company?
Response:
The Marketing Support Fee is a sales commission paid by the Company to selling broker-dealers.  It is listed as a stockholder transaction expense in the fee table because it is a fee that falls under the category of “adjustments or charges or credits resulting from transactions in the entity's own capital stock” under ASC 505-10-25-2, which instructs that such charges “shall be excluded from the determination of net income or the results of operations under all circumstances.” Accordingly, the Company has deducted such charges from the proceeds received from the sale of stock and recorded the net proceeds in the Statements of Changes in Net Assets.  Thus, such sales commissions are not annual expenses, but stockholder transaction expenses.

3.	Comment:	Please expressly disclose in the Risk Factor on page 11 entitled “We may participate in investments that are sourced by the Adviser for other investors” that the Company cannot co-invest without exemptive relief, which has not been granted, and no assurance can be made that such relief would be granted.
Response:	The prospectus has been so updated.
4.	Comment:	On Page 11, there are duplicate paragraphs.
Response:	The Company believes this was a printing issue, there do not appear to be any duplicate paragraphs in the revised prospectus.
5.	Comment:	On Page 14, the risk factor says “Our Board of Directors has the authority to modify or waive our investment objectives, current operating policies, investment criteria and strategies without prior notice and without stockholder approval” but then proceeds to say stockholders will receive notice within 60 days. Please clarify.
Response:	The Board may change such objectives without prior notice to the stockholders, but then must notify stockholders of such a change within 60 days. The prospectus has been modified to clarify.
6.	Comment:	The Company has filed a proxy statement for its annual meeting in which it is proposing to elect a new chairman of the Board, but the prospectus does not disclose the new Chairman. Please update final prospectus after the annual meeting, assuming the new director is elected.
Response:	The prospectus has been updated with the fact that the new director was elected by stockholders on October 23, 2019 at the annual meeting.
7.	Comment:	Please supplementally provide the Board’s 15(c) analysis of the portfolio structuring fee.
Response: We have provided the Board’s 15(c) analysis regarding the approval of investment advisory agreement supplementally (the portfolio structuring fee is one component of the whole compensation package in the Advisory Agreement).
8.	Comment:	Page 17—“Accurate valuation of illiquid real estate-related securities is difficult”—Please discuss techniques in detail in the valuation section and reference this section in the risk factor.
Response: The prospectus has been updated accordingly.
9.	Comment:	Page 19 about the geographic concentration has blank states, please update.
Response: The amended prospectus filed on September 26 contained this information, as does the version filed herewith.
10.	Comment:	Please explain why the investment advisory fee and portfolio structuring fee are in the parenthetical on page 23.
Response: We restated our financials to include the portfolio structuring fee as an operating expense.  So we always include both fees as operating expenses.
11.	Comment:	Please include disclosure as to whether Chip Patterson will be the new director.
Response: The prospectus has been updated accordingly.
12.	Comment:	Page 55, discussion of Exemptive Relief—this is the discussion to include earlier.
Response: The prospectus has been updated accordingly.
13.	Comment:	Will Husch Blackwell be filing a tax opinion?
Response: The amended prospectus filed on September 26 contained this opinion, and the version filed herewith contains a reference thereto.
14.	Comment:	Page 79—Description of Securities. Please explain what is incomplete about the description.
Response: We understand the role of this section is to summarize the material provisions of the MGCL, Charter, and Bylaws with regard to the securities being offered for sale, not to restate all applicable provisions thereof.  Thus, by necessity, the description will not be a complete restatement of the MGCL, Charter, and Bylaws, although the Charter and Bylaws are incorporated by reference to previous filings.
15.	Comment:	Is the investor services agreement filed on EDGAR?
Response: It was filed as a POS-EX on May 9, 2019.
16.	Comment:	Please explain why the 4.43% on the fee table on page 8 is appropriate since the expenses have been over 6% historically.
Response: The fee table presents an estimate of the first year annual fund expenses for the fiscal year ending June 30, 2020 (although in the previously filed version we neglected to update the date in the table itself from 2019 to 2020) assuming the sale of 3,000,000 Shares during the fiscal year.  Thus, this number will necessarily be different that the “total expenses as a ratio to average net assets” as disclosed in the financial highlights, Note 6.  For example, by assuming we sell 3,000,000 shares the portfolio structuring fee as a percentage of net assets increases to 0.71% from the 0.68% it was for the fiscal year ending June 30, 2019 (further, the financial highlights compare the fee to average net assets rather than net assets at the end of the fiscal year).  The fee table also contains an estimate of the incentive fees to be paid in the fiscal year ending June 30, 2020.  The Company has done its best to estimate what this might be.  In past years, it has ranged from 0% to 1.7%, averaging less than 0.5% per year.  Last year was on the higher end because of the “catch-up” provision, so the Company estimates that the next fiscal year would have incentive fees of approximately 0.79%, which is based upon the average dollar amount paid over the last 3 years, as a percentage of net assets as of the end of the coming fiscal year.  The rest of the numbers are based upon prior year expenditures, with estimated adjustments for fundraising.
17.	Comment:	Page 32, regarding the administration and transfer agent services, if the Company is reimbursing the Administrator for software development costs, why are such reimbursements not contained in the Investor Services Agreement?
Response: The investor services agreement outlines the services that the Administrator (transfer agent) is providing to the Company.  It is not charging a fee for so doing, so no fee was included.  However, pursuant to the Administration Agreement between the Administrator and the Company, the Company reimburses the Administrator for certain costs and expenses as approved by the Board from time to time.
18.	Comment:	How much has the Company paid to the new transfer agent?
Response: As disclosed in the Form 10-K for the period ending June 30, 2019, $0.02 million of the software costs were reimbursed to the transfer agent, but no fees are charged.  There is no contingent liability or obligation for the Company to continue to reimburse costs. It will only do so for as long as the Board determines that using the transfer agent services of the Administrator is in the best interests of the Company..
19.	Comment:	On the Schedule of Investments, in future filings please separately identify those investments that are controlled and those that are affiliated.
Response: The Company will distinguish the two in future filings with appropriate footnotes.
20.	Comment:	Page F-6, why does “(reversal)” appear after “Subordinated Incentive Advisory Fee”?
Response: The inclusion of “(reversal)” was a holdover from previous filings where there were fee reversals; in future filings the Company will eliminate this unless there is a reversal shown.
21.	Comment:	On Page F-17, why weren’t Addison NC, LLC, Addison Property Member, LLC, and Dimensions28 LLP considered significant subsidiaries as they appear to pass at least one of the three tests under Article 3-09 or 4-08(g)? Please disclose supplementally the percentage owned of each by the Company. Are there any personnel of the Company or Adviser sitting on the board or serving in any executive capacity for any of them?
Response: The Company concluded these investments did not qualify as subsidiaries (and therefore not significant ones) because they are not controlled by the Company (we are passive investors).  No person affiliated with the Company or its Adviser serves in any executive capacity for any of these entities or their general partners or managers.  The only relationship or involvement of the Company and its Adviser in these entities is the investment itself.  Article 3-09 of Reg. S-X, § 210.1-02(x) defines a subsidiary of a specified person as “an affiliate controlled by such person directly, or indirectly through one or more intermediaries.” (emphasis added).  Under 210.1-02(b), control is based upon the “power to direct or cause the direction of the management and policies of a person.”  The Company does not have such control.  Thus, these are not subsidiaries, which means they are not significant subsidiaries. Therefore, we did not perform the three tests prescribed under the rule 3-09 and 4-08(g).  Please note that these investments are included as “controlled” investments in the Company’s financial statements because, as disclosed in Note 5 to the financial statements, “Under the 1940 Act, the Company is generally … deemed to “control” a portfolio company if it owns more than 25% of the portfolio company’s voting securities …. As of June 30, 2019, the Company is deemed to be … in “control” of the below portfolio companies despite the fact that the Company does not have the power to exercise control over the management or policies of these portfolio companies.”  The Company owns 100% of the preferred membership interest in Addison Property Member, LLC that provides it with a 16% preferred return and 10% of the equity thereafter.  The Company owns 25.8065% of the Class A membership interests of Addison NC, LLC.  The Company owns 90% of the limited liability partnership interests of Dimensions28 LLP but does not own any part of the managing general partner.
22.	Comment:	The Company has not made it clear what Regulation M release it is relying upon. Please let us know what the Company is referring to in the first sentence of the ninth paragraph of page 79 starting with “The SEC has granted relief…”. Further, it is unclear what the Company is relying on in the following sentence when it states “However, to the extent such relief were withdrawn, we would instead make repurchases under the Share repurchase program at prices equal to the current NAV of our common shares, which would not require exemptive relief from the SEC.” It would be helpful if the Company could clarify the relief or regulation upon which it is relying to be in compliance with Regulation M when selling shares at $10.25 and offering to purchase shares at NAV. If the Company is relying upon “Order Granting a Limited Exemption from Rule 102(a) of Regulation M to Certain Business Development Companies Pursuant to Rule 102(e) of Regulation M” dated December 19, 2013 (“Release Order”), for example, it appears the structure in the third bullet of the second page is inconsistent with the required condition—specifically the Release Order requires repurchases at a price that does not exceed the then-current offering price. The Company proposes increases in the repurchase price over time from $9 to $10 per share while selling shares at $10.25. It offers volume discounts that will result in a net sales price as low as $9.74. This structure could result in shares being repurchased at $9.75 or $10 while selling shares at $9.74. Such transactions would not satisfy the pricing requirement of the Release Order. As such, it would be helpful if the Company could explain how the structure would comply with the Release Order’s pricing requirement.
Response: The Company is indeed relying on the Release Order referenced.  The Company would comply with the Release Order in all cases because it would either raise the price at which it is selling shares such that it is not repurchasing shares at a price that is above the selling price, or it would stop selling shares.  Further, if the Release Order were to be withdrawn, the Company would rely on the exemption provided for in Rule 102(b) of Regulation and as stated in the prospectus currently, make repurchases under the Share repurchase program at prices equal to the current NAV of our common shares.  The Company has added language to the prospectus to state that in all cases it will make sure that it does not repurchase shares at a price that exceeds the then current selling price as long as the Release Order is in effect, and would otherwise comply with Regulation M if it were withdrawn, including the exceptions permitted in Rule 102(b)(2).
23.	Comment:	Please include a footnote in the Fee Table disclosing the fee sharing agreement between the Adviser and MacKenzie.
Response: As noted in the response to the first comment, no such agreement exists any longer, so no disclosure in necessary.
24.	Comment:	Please include disclosure under the section discussing the board approval process under Section 15(c) of the 1940 Act stating that the board reviewed, analyzed, and determined the appropriateness of the portfolio structuring fee.
Response: The prospectus has been updated accordingly.
25.	Comment:	Please confirm that the structuring fee agreement and all other material agreements have been filed as required by Form N-2.
Response: The Company has filed all required material agreements.

We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on the filing.  As we have previously discussed, the Company desires to have the Registration Statement declared effective as soon as possible.  Please feel free to contact me at 925.235.1006 or by email at chip@mackenziecapital.com should you have any questions or concerns.

Sincerely,

/s/ Chip Patterson

Chip Patterson

Cc: Rebecca C. Taylor
Steven F. Carman